UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Banc of California, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

05990K106
(CUSIP Number)

December 31, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05990K106	SCHEDULE 13G	Page 2 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM BOCA Investor, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 671,702 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 671,702 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,702 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8% (2)
12	TYPE OF REPORTING PERSON OO

(1)	In its capacity as the direct owner of 671,702 shares of common stock, $0.01 par value per share, of the Issuer (“Shares”).

(2)
All calculations of percentage ownership herein are based on a total of 37,809,512 Shares outstanding, as of October 30, 2015, as disclosed on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015, and excluding for such purposes Class B non-voting common stock, preferred shares and any Shares underlying options or warrants with respect to the Issuer.

CUSIP No. 05990K106	SCHEDULE 13G	Page 3 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM FIE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 671,702 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 671,702 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 671,702 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the manager of OCM BOCA Investor, LLC.

CUSIP No. 05990K106	SCHEDULE 13G	Page 4 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Equity Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

(1)	In its capacity as the direct owner of 286,594 Shares.

CUSIP No. 05990K106	SCHEDULE 13G	Page 5 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Equity Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Value Equity Holdings, L.P.

CUSIP No. 05990K106	SCHEDULE 13G	Page 6 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Value Equity Fund GP Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Value Equity Fund GP, L.P.

CUSIP No. 05990K106	SCHEDULE 13G	Page 7 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 958,296 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 958,296 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the managing member of OCM FIE, LLC and the sole director of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 05990K106	SCHEDULE 13G	Page 8 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 958,296 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 958,296 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON CO

(1)	Solely in its capacity as the general partner of Oaktree Capital Management, L.P.

CUSIP No. 05990K106	SCHEDULE 13G	Page 9 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Fund GP I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the sole shareholder of Oaktree Value Equity Fund GP Ltd.

CUSIP No. 05990K106	SCHEDULE 13G	Page 10 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON PN

(1)	Solely in its capacity as the general partner of Oaktree Fund GP I, L.P.

CUSIP No. 05990K106	SCHEDULE 13G	Page 11 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON OCM Holdings I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the general partner of Oaktree Capital I, L.P.

CUSIP No. 05990K106	SCHEDULE 13G	Page 12 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 286,594 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 286,594 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,594 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.8%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the managing member of OCM Holdings I, LLC.

CUSIP No. 05990K106	SCHEDULE 13G	Page 13 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 958,296 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 958,296 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the sole shareholder of Oaktree Holdings, Inc. and the managing member of Oaktree Holdings, LLC.

CUSIP No. 05990K106	SCHEDULE 13G	Page 14 of 22

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Oaktree Capital Group Holdings GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 958,296 (1)
	6	SHARED VOTING POWER None.
	7	SOLE DISPOSITIVE POWER 958,296 (1)
	8	SHARED DISPOSITIVE POWER None.
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 958,296 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.5%
12	TYPE OF REPORTING PERSON OO

(1)	Solely in its capacity as the duly elected manager of Oaktree Capital Group, LLC.

CUSIP No. 05990K106	SCHEDULE 13G	Page 15 of 22

ITEM 1.	(a)	Name of Issuer:
Banc of California, Inc. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:
18500 Von Karman Ave., Suite 1100 Irvine, California 92612

ITEM 2.	(a) -(c) Name of Person Filing; Address of Principal Business Office; and Citizenship

This Schedule 13G is filed jointly by each of the following persons (collectively, the “Reporting Persons”) pursuant to a joint filing agreement attached hereto as Exhibit 1:

(1) OCM BOCA Investor, LLC, a Delaware limited liability company (“BOCA Investor”), in its capacity as the direct owner of 671,702 Shares;

(2) OCM FIE, LLC, a Delaware limited liability company (“FIE”), in its capacity as the manager of BOCA Investor;

(3) Oaktree Value Equity Holdings, L.P., a Delaware exempted limited partnership (“VE”), in its capacity as the direct owner of 286,594 Shares;

(4) Oaktree Value Equity Fund GP, L.P., a Cayman Islands exempted limited partnership (“VE GP”), in its capacity as the general partner of VE;

(5) Oaktree Value Equity Fund GP Ltd., a Cayman Islands exempted company (“VE Ltd.”), in its capacity as the general partner of VE GP;

(6) Oaktree Capital Management, L.P., a Delaware limited partnership (“Management”), in its capacity as the managing member of FIE and the sole director of VE Ltd.;

(7) Oaktree Holdings, Inc., a Delaware corporation (“Holdings, Inc.”), in its capacity as the general partner of Management;

(8) Oaktree Fund GP I, L.P., a Delaware limited partnership (“GP I”), in its capacity as sole shareholder of VE Ltd.;

(9) Oaktree Capital I, L.P., a Delaware limited partnership (“Capital I”), in its capacity as the general partner of GP I;

(10) OCM Holdings I, LLC, a Delaware limited liability company (“Holdings I”), in its capacity as the general partner of Capital I;

(11) Oaktree Holdings, LLC, a Delaware limited liability company (“Holdings LLC”) in its capacity as the managing member of Holdings I;

(12) Oaktree Capital Group, LLC, a Delaware limited liability company (“OCG”), in its capacity as the sole shareholder of Holdings, Inc. and the managing member of Holdings LLC; and

(13) Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company (“OCGH”), in its capacity as the duly elected manager of OCG.

The principal business address of each of the Reporting Persons is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

	(d)	Title of Class of Securities:

Common voting shares, $0.01 par value (“Shares”)

	(e)	CUSIP Number: 05990K106

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 05990K106	SCHEDULE 13G	Page 16 of 22

ITEM 4.	OWNERSHIP

The information contained in Items 5-9 of the cover pages of this Schedule 13G is hereby incorporated by reference into this Item 4.

BOCA Investor is the direct owner of 671,702 Shares, constituting 1.8% of the Issuer’s outstanding common stock, and has the sole power to vote and dispose of such securities.

FIE, in its capacity as manager of BOCA Investor, has the ability to direct the management of BOCA Investor’s business, including the power to vote and dispose of securities held by BOCA Investor; therefore, FIE may be deemed to beneficially own the securities held by BOCA Investor.

VE is the direct owner of 286,594 Shares constituting approximately 0.8% of the Issuer’s outstanding common stock, and has the sole power to vote and dispose of such securities.

VE GP, in its capacity as the general partner of VE, has the ability to direct the management of VE’s business, including the power to vote and dispose of Shares held by VE; therefore, VE GP may be deemed to beneficially own the Shares held by VE.

VE Ltd., in its capacity as the general partner of VE GP, has the ability to direct the management of VE GP’s business, including the power to vote and dispose of securities held by VE; therefore, VE Ltd. may be deemed to have indirect beneficial ownership of the Shares held by VE.

Management, in its capacity as the managing member of FIE, has the ability to direct the management of FIE’s business, including the power to vote and dispose of securities held by FIE.  Additionally, Management, as the sole director of VE Ltd., has the ability to direct the management of VE Ltd., including the power to direct the decisions of VE Ltd. regarding the vote and disposition of securities held by VE. Therefore, Management may be deemed to have indirect beneficial ownership of the securities held by each of BOCA Investor and VE.

Holdings, Inc., in its capacity as the general partner of Management, has the ability to direct the management of Management’s business, including the power to vote and dispose of securities held by each of BOCA Investor and VE.  Therefore, Holdings, Inc. may be deemed to have indirect beneficial ownership of the securities held by each of BOCA Investor and VE.

GP I, in its capacity as the sole shareholder of VE Ltd., has the ability to appoint and remove the directors of VE Ltd. and, as such, may indirectly control the decisions of VE Ltd. regarding the vote and disposition of securities held by VE; therefore, GP I may be deemed to have indirect beneficial ownership of the Shares held by VE.

Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I’s business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VE; therefore, Capital I may be deemed to have indirect beneficial ownership of the Shares held by VE.

Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I’s business, including the power to direct the decisions of Capital I regarding the voting and disposition of securities held by VE; therefore, Holdings I may be deemed to have indirect beneficial ownership of the Shares held by VE.

Holdings LLC, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I’s business, including the power to direct the decisions of Holdings I regarding the voting and disposition of securities held by VE; therefore, Holdings LLC may be deemed to have indirect beneficial ownership the Shares held by VE.

OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by each of BOCA Investor and VE; therefore, OCG may be deemed to have indirect beneficial ownership of the securities held by each of BOCA Investor and VE. Additionally, OCG, in its capacity as the managing member of Holdings LLC has the ability to direct the management of Holdings LLC’s business, including the power to direct the decisions of Holdings LLC regarding the voting and disposition of securities held by VE.  Therefore, OCG may be deemed to have indirect beneficial ownership of the Shares held by each of BOCA Investor and VE.

OCGH, in its capacity as the duly appointed manager of OCG, has the ability appoint and remove directors of OCG and, as such, may indirectly control the decisions of OCG regarding the vote and disposition of securities held by each of BOCA Investor and VE; therefore, OCGH may be deemed to have indirect beneficial ownership of the securities held by each of BOCA Investor and VE.

Pursuant to Rule 13d-4 of the Exchange Act, the Reporting Persons declare that filing this Schedule 13G shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act, the beneficial owner of any securities covered by this Schedule 13G except to the extent of such person’s pecuniary interest in the Shares, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by each Reporting Person.

All calculations of percentage ownership herein are based on a total of 37,809,512 Shares outstanding, as of October 30, 2015, as disclosed on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2015, and excluding for such purposes Class B non-voting common stock, preferred shares and any Shares underlying options or warrants with respect to the Issuer.

CUSIP No. 05990K106	SCHEDULE 13G	Page 17 of 22

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Not applicable.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10.	CERTIFICATIONS.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing of influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 05990K106	SCHEDULE 13G	Page 18 of 22

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2016

OCM BOCA INVESTOR, LLC

By:	OCM FIE, LLC
Its:	Manager

By:	Oaktree Capital Management, L.P.
Its:	Managing Member

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OCM FIE, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

CUSIP No. 05990K106	SCHEDULE 13G	Page 19 of 22

OAKTREE VALUE EQUITY HOLDINGS, L.P.

By:	Oaktree Value Equity Fund GP, L.P.
Its:	General Partner

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE VALUE EQUITY FUND GP, L.P.

By:	Oaktree Value Equity Fund GP, Ltd.
Its:	General Partner

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE VALUE EQUITY FUND GP LTD.

By:	Oaktree Capital Management, L.P.
Its:	Director

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

CUSIP No. 05990K106	SCHEDULE 13G	Page 20 of 22

OAKTREE CAPITAL MANAGEMENT, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE HOLDINGS, INC.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE FUND GP I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Authorized Signatory

OAKTREE CAPITAL I, L.P.

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OCM HOLDINGS I, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE HOLDINGS, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

CUSIP No. 05990K106	SCHEDULE 13G	Page 21 of 22

OAKTREE CAPITAL GROUP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

OAKTREE CAPITAL GROUP HOLDINGS GP, LLC

By:	/s/ Jordan Mikes
Name:	Jordan Mikes
Title:	Assistant Vice President

CUSIP No. 05990K106	SCHEDULE 13G	Page 22 of 22

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).